UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Futu Holdings Limited

(Name of Issuer)

Class A Ordinary Shares $0.00001 par value per share

(Title of Class of Securities)

36118L 106**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 36118L 106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “FUTU.” One ADS represents eight Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36118L 106	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China III, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 43,169,180 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 43,169,180 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,169,180 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 4.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This statement on Schedule 13G is filed by Matrix Partners China III Hong Kong Limited (“Matrix HK III”), Matrix Partners China III, L.P. (“Matrix China III”), Matrix Partners China III-A, L.P. (“Matrix China III-A”), Matrix China Management III, L.P. (“Matrix Management III”), Matrix China III GP GP, Ltd. (“Matrix III GP”) and Yibo Shao (“Shao,” collectively, with Matrix HK III, Matrix China III, Matrix China III-A, Matrix Management III and Matrix III GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Consists of 21,569,180 Class A ordinary shares and 2,700,000 ADSs held indirectly by Matrix China III (through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 897,347,760 Class A ordinary shares outstanding as of September 30, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 36118L 106	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China III-A, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 4,796,631 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 4,796,631 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,796,631 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 2,396,631 Class A ordinary shares and 300,000 ADSs held indirectly by Matrix China III-A (through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 897,347,760 Class A ordinary shares outstanding as of September 30, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 36118L 106	SCHEDULE 13G

1.	Names of Reporting Persons Matrix China Management III, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 47,965,811 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 47,965,811 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,965,811 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 5.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 21,569,180 Class A ordinary shares and 2,700,000 ADSs held indirectly by Matrix China III, and 2,396,631 Class A ordinary shares and 300,000 ADSs held indirectly by Matrix China III-A (through Matrix Partners China III Hong Kong Limited). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 897,347,760 Class A ordinary shares outstanding as of September 30, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 36118L 106	SCHEDULE 13G

1.	Names of Reporting Persons Matrix China III GP GP, Ltd.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 47,965,811 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 47,965,811 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,965,811 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 5.4% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 21,569,180 Class A ordinary shares and 2,700,000 ADSs held indirectly by Matrix China III and 2,396,631 Class A ordinary shares and 300,000 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 897,347,760 Class A ordinary shares outstanding as of September 30, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 36118L 106	SCHEDULE 13G

1.	Names of Reporting Persons Yibo Shao
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 47,965,811 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 47,965,811 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,965,811 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 5.4% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 21,569,180 Class A ordinary shares and 2,700,000 ADSs held indirectly by Matrix China III and 2,396,631 Class A ordinary shares and 300,000 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 897,347,760 Class A ordinary shares outstanding as of September 30, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 36118L 106	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China III Hong Kong Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 47,965,811 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 47,965,811 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,965,811 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 5.4% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 21,569,180 Class A ordinary shares and 2,700,000 ADSs held indirectly by Matrix China III and 2,396,631 Class A ordinary shares and 300,000 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 897,347,760 Class A ordinary shares outstanding as of September 30, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 36118L 106	SCHEDULE 13G

Item 1.	Issuer

(a)	Name of Issuer: Futu Holdings Limited. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Unit C1-2, 13F, United Centre, No. 95

Queensway, Admiralty, Hong Kong

People’s Republic of China

Item 2.	Filing Person

(a) – (c)   Name of Persons Filing; Address; Citizenship:

This statement on Schedule 13G is being filed jointly by the following persons, collectively, the “Reporting Persons”:

(a)	Name of Person Filing

Matrix Partners China III, L.P. (“Matrix China III”)

Matrix Partners China III-A, L.P. (“Matrix China III-A”)

Matrix China Management III, L.P. (“Matrix Management III”)

Matrix China III GP GP, Ltd. (“Matrix III GP”)

Matrix Partners China III Hong Kong Limited (“Matrix HK III”)

Yibo Shao (“Shao”)

(b)	Address of Principal Business Office or, if none, Residence

Matrix Partners China III, L.P.

Matrix Partners China III-A, L.P.

Matrix China Management III, L.P.

Matrix China III GP GP, Ltd.

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Matrix Partners China III Hong Kong Limited

Yibo Shao

Flat 2807, 28/F

AIA Central

No. 1 Connaught Road, Central

Hong Kong, China

(c)	Citizenship

Matrix Partners China III, L.P.: Cayman Islands

Matrix Partners China III-A, L.P.: Cayman Islands

Matrix China Management III, L.P.: Cayman Islands

Matrix China III GP GP, Ltd.: Cayman Islands

Matrix Partners China III Hong Kong Limited: Hong Kong

Yibo Shao: People’s Republic of China

CUSIP No. 36118L 106	SCHEDULE 13G

(d)	Title of Class of Securities: ordinary shares, par value of $0.00001 per share, of the issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP No.: 36118L 106

CUSIP number 36118L 106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “FUTU.” No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2019:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Exhibits:

Exhibit I:	Joint Filing Agreement by and among Matrix Partners China III Hong Kong Limited, Matrix Partners China III, L.P., Matrix Partners China III-A, L.P., Matrix China Management III, L.P., Matrix China III GP GP, Ltd. and Yibo Shao.

CUSIP No. 83356Q108	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

MATRIX PARTNERS CHINA III HONG KONG LIMITED

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III, L.P.

By: Matrix China Management III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III-A, L.P.

By: Matrix China Management III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA MANAGEMENT III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA III GP GP, LTD.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

/s/ Yibo Shao
YIBO SHAO